Mail Stop 4561

March 16, 2007

VIA U.S. MAIL AND FAX

Mr. Steven Thompson
President and Chief Executive Officer
Global Business Services, Inc.
213 South Robertson Blvd.
Beverly Hills, CA 90211

>   **Re: Global Business Services, Inc.**
>   **Item 4.01 Form 8-K/A**
>   **Filed March 15, 2007**
>   **File No. 000-28587**

Dear Mr. Thompson:

        We have reviewed the above referenced filing which was filed subsequent to our comment letter issued on March 5, 2007 (regarding your Item 4.01 Form 8-K filed on March 2, 2007) and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A filed March 15, 2007

1.   Please file an updated Exhibit 16 letter. In this updated letter, your accountants should make it clear within their letter that it is in reference to your amended Form 8-K.

2.   As discussed in further detail below, please provide (as separate supplemental correspondence on EDGAR), the requested company acknowledgements.

        File an amendment under cover of Form 8-K/A and include the Item 4.01 designation, including the letter from the former accountant filed as an Exhibit 16. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K.

Global Business Services, Inc.
March 16, 2007

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by Exhibit 16 should cover any revised disclosures.

        Any questions regarding the above should be directed to me at (202) 551-3439.

                                        Sincerely,

                                        Howard Efron
                                        Staff Accountant